

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

David Lennon
Chief Executive Officer
Aadi Bioscience, Inc.
17383 Sunset Boulevard Suite A250
Pacific Palisades, CA 90272

> **Re: Aadi Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 12, 2024**
> **File No. 333-277018**

Dear David Lennon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Wernli, Esq.